UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)* /

TAL INTERNATIONAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083108

(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

_________________________

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	105759104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abrams Capital, LLC Pamet Capital Management, LLC Pamet Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Abrams Capital, LLC -- Delaware Pamet Capital Management, LLC -- Delaware Pamet Capital Management, L.P. -- Delaware David Abrams -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Abrams Capital, LLC -- 0 shares Pamet Capital Management, LLC -- 0 shares Pamet Capital Management, L.P. -- 0 shares David Abrams -- 0 shares

6  Shared Voting Power

Abrams Capital, LLC -- 1,773,700 shares

Pamet Capital Management, LLC -- 1,904,300 shares

Pamet Capital Management, L.P. -- 1,904,300 shares

David Abrams -- 1,904,300 shares

Refer to Item 4 below.

7 Sole Dispositive Power Abrams Capital, LLC -- 0 shares Pamet Capital Management, LLC -- 0 shares Pamet Capital Management, L.P. -- 0 shares David Abrams -- 0 shares

8  Shared Dispositive Power

Abrams Capital, LLC -- 1,773,700 shares

Pamet Capital Management, LLC -- 1,904,300 shares

Pamet Capital Management, L.P. -- 1,904,300 shares

David Abrams -- 1,904,300 shares

Refer to Item 4 below.

CUSIP NO.	874083108

9

Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital, LLC -- 1,773,700 shares

Pamet Capital Management, LLC -- 1,904,300 shares

Pamet Capital Management, L.P. -- 1,904,300 shares

David Abrams -- 1,904,300 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9)* Abrams Capital, LLC -- 5.3% Pamet Capital Management, LLC -- 5.7% Pamet Capital Management, L.P. -- 5.7% David Abrams -- 5.7%
12

Type of Reporting Person (See Instructions)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

David Abrams – IN

Item 1.

(a)	Name of Issuer
TAL International Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices
100 Manhattanville Road, Purchase NY 10577

Item 2.

(a)	Name of Person Filing
Abrams Capital, LLC Pamet Capital Management, LLC Pamet Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence
Abrams Capital, LLC Pamet Capital Management, LLC Pamet Capital Management, L.P. David Abrams c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor Boston, MA 02116
(c)	Citizenship

CUSIP NO.	874083108

Abrams Capital, LLC – Delaware Pamet Capital Management, LLC – Delaware Pamet Capital Management, L.P. – Delaware David Abrams – United States
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
874083108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Abrams Capital, LLC – 1,773,700 shares Pamet Capital Management, LLC – 1,904,300 shares Pamet Capital Management, L.P. – 1,904,300 shares David Abrams – 1,904,300 shares
(b)	Percent of Class

CUSIP NO.	874083108

Abrams Capital, LLC – 5.3% Pamet Capital Management, LLC – 5.7% Pamet Capital Management, L.P. – 5.7% David Abrams – 5.7%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Abrams Capital, LLC – 0 shares Pamet Capital Management, LLC – 0 shares Pamet Capital Management, L.P. – 0 shares David Abrams – 0 shares
	(ii)	shared power to vote or to direct the vote
Abrams Capital, LLC – 1,773,700 shares Pamet Capital Management, LLC – 1,904,300 shares Pamet Capital Management, L.P. – 1,904,300 shares David Abrams – 1,904,300 shares
	(iii)	sole power to dispose or to direct the disposition of
Abrams Capital, LLC – 0 shares Pamet Capital Management, LLC – 0 shares Pamet Capital Management, L.P. – 0 shares David Abrams – 0 shares
	(iv)	shared power to dispose or to direct the disposition of
Abrams Capital, LLC – 1,773,700 shares Pamet Capital Management, LLC – 1,904,300 shares Pamet Capital Management, L.P. – 1,904,300 shares David Abrams – 1,904,300 shares

** Shares reported herein for Abrams Capital, LLC (“Abrams LLC”) reflect shares beneficially owned by private investment funds of which Abrams LLC is the general partner. Shares reported herein for Pamet Capital Management, LLC (“Pamet LLC”), Pamet Capital Management, L.P. (“Pamet LP”) and David Abrams reflect the shares reported for Abrams LLC and shares held by an additional private investment fund for which Pamet LP is the investment manager. Pamet LLC is the general partner of Pamet LP. David Abrams is the managing member of both Pamet LLC and Abrams LLC. Each of the Reporting Persons disclaims beneficial ownership of all shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP NO.	874083108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	874083108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 13, 2007

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams

Managing Member

DAVID ABRAMS

/s/ David Abrams

David Abrams, individually

CUSIP NO.	874083108

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 13, 2007, is by and among Abrams Capital, LLC, Pamet Capital Management, L.P., Pamet Capital Management, LLC and David Abrams (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.01 per share, of Gentek Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams

Managing Member

DAVID ABRAMS

  /s/ David Abrams

David Abrams, individually